Exhibit 23.1

                         Independent Auditors' Consent



The Stockholders and Board of Directors
Bogen Communications International, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-21245) on Form S-8 of Bogen Communications International, Inc. of our report dated March 8, 1999, relating to the consolidated balance sheets of Bogen Communications International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1998 and related financial statement schedules for 1998 and 1997,which report appears in the December 31, 1998, annual report on Form 10-K of Bogen Communications International, Inc. Our report refers to a report of other auditors.

                                    KPMG LLP

Short Hills, New Jersey
March 31, 1999